SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-14267

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

REPUBLIC SERVICES 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REPUBLIC SERVICES, INC.
110 S.E. 6th St.
Fort Lauderdale, Florida 33301

REPUBLIC SERVICES
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

TOGETHER WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2004

REPUBLIC SERVICES
401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Republic Services, Inc.’s
Republic Services 401(k) Plan:

     We have audited the accompanying statements of net assets available for benefits of the Republic Services 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 16, 2005

REPUBLIC SERVICES
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2004 and 2003

	2004	2003
Investments, at Fair Value:
Mutual Funds	$39,478,009	$32,858,752
Collective Trust Funds	29,741,186	24,625,042
Republic Services, Inc. Common Stock	19,258,283	12,714,496
Loan Fund	14,204	4,336
Cash	75,511	47,348

Total Investments	88,567,193	70,249,974

Contributions Receivable:
Employee	203,416	211,973
Employer	970,359	751,387

Total Contributions Receivable	1,173,775	963,360

NET ASSETS AVAILABLE FOR BENEFITS	$89,740,968	$71,213,334

The accompanying notes to financial statements are an integral part of these statements.

REPUBLIC SERVICES
401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2004

Additions:
Transfers into Plan from Acquired Company Plans	$748,340

Contributions —
Employee	12,465,688
Employer	3,656,568

Total Contributions	16,122,256

Investment Income —
Dividend and Interest Income	1,722,597
Net Appreciation in Fair Value	8,164,573

Total Investment Income	9,887,170

Total Additions	26,757,766

Deductions:
Participant Distributions	8,211,970
Plan Expenses	18,162

Total Deductions	8,230,132

Net Increase	18,527,634
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	71,213,334

End of Year	$89,740,968

The accompanying notes to financial statements are an integral part of this statement.

REPUBLIC SERVICES
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2004

(1) DESCRIPTION OF PLAN:

(a) General

     The following description of the Republic Services 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan.

     The Plan was established effective April 1, 1999 to provide benefits to all eligible employees of Republic Services, Inc. and its subsidiaries (the “Company”). The Plan is a defined contribution plan commonly known as an Internal Revenue Code (“IRC”) section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company is the designated administrator of the Plan.

     Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. The Company also retains the right to amend the Plan from time to time.

     In the event the Plan is terminated, each participant will receive a benefit equal to the value of the participant’s interest in their account as of the date of the distribution. Each participant would have the option of receiving a lump-sum distribution or rolling over their distributions into another qualified retirement plan or an individual retirement account.

(b) Eligibility

     Employees are eligible to participate in the Plan when they are at least 18 years of age and have completed three months of employment. Employees are automatically enrolled in the plan upon meeting eligibility requirements, and 4% of their eligible pay is contributed to the plan unless or until the employee changes their deferral percentage. Enrollment provisions allow for weekly entry dates by all eligible employees.

(c) Contributions and Funding Policy

     Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 25% of eligible compensation, as defined. However, highly compensated employees, as defined by the IRC, are limited to contributing a maximum of 4% of eligible compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. In 2004, each eligible participant could contribute up to $13,000 and participants 50 years of age or older could make catch-up contributions, subject to other applicable IRC limitations. The Plan also allows for rollovers of vested contributions from previous employers’ qualified plans.

     During 2004 and 2003, an employer matching contribution of 50% of the amount contributed by each participant up to 4% of the employee’s eligible compensation was made. This contribution is made by the Company to all participants who are employees on the last day of each calendar quarter and are credited with at least one year of service at that time. The employer match is generally made in shares of the Company’s common stock. The employer matching contribution for 2004 and 2003 was $3,656,568 and $3,082,443, respectively, which was paid in stock of the Company and is included in the accompanying financial statements. Participants are allowed to sell their investment in the Company’s common stock and reinvest the proceeds in any of the other Plan’s investment options. The Company did not make any discretionary contributions to the Plan during 2004 or 2003.

     Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the participant’s share of investment income. The Plan provides for immediate vesting of all contributions plus actual earnings thereon.

(d) Investments

     The Company entered into an agreement whereby Merrill Lynch Trust Company (the “Trustee”) has been appointed the Trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan’s Benefits Committee and participant investment elections.

     The Plan does not permit participant loans. However, the Plan accepts and services loans rolled over from the plans of acquired companies (See Note 5).

(e) Payment of Benefits

     In general, upon termination of service due to death, disability, or retirement, a participant (or designated beneficiary) will receive a lump-sum amount equal to the value of the participant’s account. Participants with balances attributable to participation in the former Republic Rewards 401(k) Plan (which is a plan for employees of AutoNation, Inc., Republic Services, Inc.’s former parent company) can elect to receive annual installments over a period not exceeding the remaining life expectancy of the payee. Participants with balances from other prior plans will retain the distribution options of those plans. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2) SIGNIFICANT ACCOUNTING POLICIES:

     The accompanying financial statements are prepared under the accrual method of accounting in conformity with U.S. generally accepted accounting principles.

Use of Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

     The Plan’s investments in mutual funds and Republic Services, Inc. common stock are stated at fair value as determined by quoted market prices for these securities on national securities exchanges. The Plan’s investments in collective trust funds are stated at fair value as determined by the Trustee. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date. Interest income is recorded on the accrual basis.

(3) INVESTMENTS:

     The investments of the Plan as of December 31, 2004 and 2003 are as follows:

	2004		2003
Mutual Funds —
AIM International Growth Fund	$3,125,878		$—
Alger Growth Retirement Portfolio	3,258,277		2,345,068
Evergreen Special Equity Fund	623,436		—
Franklin Small-Mid Cap Growth Fund	5,504,712	(a)	5,059,023	(a)
Ivy International Fund	27		1,763,286
MLIIF US Government Mortgage Fund	2,213,644		—
Oakmark Select II Fund	8,825,127	(a)	8,765,347	(a)
ING International Value Fund	2,571,645		991,435
PIMCO Total Return Fund	6,134,706	(a)	8,929,193	(a)
Scudder-Dreman Small Cap Value Fund	1,191,929		—
State Street Research Aurora Fund	1,211,960		2,270,954
Van Kampen Growth & Income Fund	4,816,668	(a)	2,734,446

Total Mutual Funds	39,478,009		32,858,752

Collective Trust Funds —
Merrill Lynch Retirement Preservation Trust	22,772,449	(a)	18,575,352	(a)
Merrill Lynch Equity Index Trust	6,968,737	(a)	6,049,690	(a)

Total Collective Trust Funds	29,741,186		24,625,042

Republic Services, Inc. Common Stock	19,258,283	(a)(b)	12,714,496	(a)(b)
Loan Fund	14,204		4,336
Cash	75,511		47,348

Total Investments	$88,567,193		$70,249,974

(a)	Investment amount represents more than 5% of the Plan’s net assets as of December 31 of the Plan year.
(b)	Non-participant-directed and participant-directed investments in Republic Services, Inc. common stock.

     During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held) appreciated, net in fair value as follows:

Year Ended
December 31,2004
Net Realized and Unrealized Appreciation in Fair Value of Investments:
Mutual Funds	$3,098,859
Collective Trust Funds	661,152
Republic Services, Inc. Common Stock	4,404,562

Net Appreciation in Fair Value	$8,164,573

(4) NON-PARTICIPANT-DIRECTED RECEIVABLES AND INVESTMENTS:

     Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed receivables and investments (including participant-directed amounts that cannot be separately determined) is as follows:

	As of December 31,
	2004	2003
Net Assets:
Employer Contribution Receivable	$970,359	$751,387
Republic Services, Inc. Common Stock	19,258,283	12,714,496

	$20,228,642	$13,465,883

Year Ended
December 31, 2004
Changes in Net Assets:
Contributions —
Employee	$224,391
Employer	3,656,568
Dividend and Interest Income	160,009
Net Appreciation in Fair Value	4,404,562
Participant Distributions	(1,323,263)
Plan Expenses	(3,642)
Net Transfers to Participant-Directed Investments	(355,866)

$6,762,759

(5) TRANSFERS INTO PLAN:

     The 401(k) plans of certain companies acquired by the Company are periodically converted into the Plan, with the related employees becoming participants. All of the assets of these plans are transferred at fair value and invested in the Plan based upon the employees’ former account balances by investment type. For the Plan year ended December 31, 2004, $748,340 of Plan assets are reflected as transfers into the Plan from acquired company plans in the accompanying statement of changes in net assets available for benefits.

(6) BENEFIT DISTRIBUTIONS:

     In general, upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s account.

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $70,469 and $47,219 at December 31, 2004 and 2003, respectively. Such amounts are included in net assets available for benefits at December 31, 2004 and 2003 in accordance with American Institute of Certified Public Accountants guidelines. However, the Plan’s Form 5500 reflects such amounts as liabilities of the Plan in accordance with IRC guidelines.

(7) PARTY-IN-INTEREST TRANSACTIONS:

     Certain Plan investments are shares of mutual funds and collective trust funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan.

     The Company pays substantially all fees and expenses of the Plan, which primarily consist of legal, administrative and accounting fees. Fees and expenses paid directly by the Company were $28,500 and $164,484 in 2004 and 2003, respectively.

(8) INCOME TAX STATUS:

     The Plan has received a determination letter from the Internal Revenue Service dated September 11, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(9) RISKS AND UNCERTAINTIES:

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2004

Description	Shares	Cost		Market Value
*Merrill Lynch Retirement Preservation Trust	22,772,449	$	**	$22,772,449
*Merrill Lynch Equity Index Trust	78,388		**	6,968,737
AIM International Growth Fund	155,284		**	3,125,878
Alger Growth Retirement Portfolio	276,125		**	3,258,277
Evergreen Special Equity Fund	48,479		**	623,436
Franklin Small-Mid Cap Growth Fund	161,145		**	5,504,712
ING International Value Fund	145,702		**	2,571,645
Ivy International Fund	1		**	27
*MLIIF US Government Mortgage Fund	215,545		**	2,213,644
Oakmark Select II Fund	265,737		**	8,825,127
PIMCO Total Return Fund	574,949		**	6,134,706
*Republic Services, Inc. Common Stock	574,189		15,046,174	19,258,283
State Street Research Aurora Fund	29,940		**	1,211,960
Scudder-Dreman Small Cap Value Fund	36,417		**	1,191,929
Van Kampen Growth & Income Fund	238,567		**	4,816,668
Loan Fund (interest rates ranging from 7.0% to 10.5%)	—		**	14,204
Cash	N/A		**	75,511

Total				$88,567,193

*	Represents a party-in-interest to the Plan.
**	Not applicable as the investment is participant-directed.

E.I.N.: 65-0716904
Plan #: 001

REPUBLIC SERVICES
401(K) PLAN
Schedule H, Line 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2004

							Net
	Description	Number of		Purchase	Selling	Cost of	Gain or
Identity of Party Involved	of Asset	Transactions	Shares	Price	Price	Asset	(Loss)
Category (iii) Series of Securities Transactions in Excess of 5% of the Current Value of Plan Assets -

Republic Services, Inc.	Common Stock
	Purchases	249	129,328	$3,599,492	N/A	$3,599,492	N/A
	Sales	1,002	51,657	$1,026,043	$1,476,549	$1,026,043	$450,506

Note:	Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% or more of the quoted value of Plan assets at the beginning of the Plan year for non-participant-directed investments. There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2004.

Exhibit Index

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP

SIGNATURE

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Republic Services 401(k) Plan
(Name of Plan)

By:	/s/ Tod C. Holmes
	Title:	Chairperson of the Benefits Committee of the Republic Services 401(k) Plan

Date: June 24, 2005